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VIA EDGAR

May 28, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporation Finance

Re:	Teva Pharmaceutical Industries Limited Form 20-F for the Fiscal Year Ended December 31, 2012 Filed February 12, 2013 File No. 001-16174

Dear Mr. Rosenberg:

On behalf of Teva Pharmaceutical Industries Limited (“Teva”), set forth below is Teva’s response to the additional comment provided orally to me by Ms. Dana Hartz of the staff (the “Staff”) of the Securities and Exchange Commission on May 14, 2013. For your convenience, we have set forth below the Staff’s comment in italics, followed by Teva’s response thereto.

Notes to Consolidated Financial Statements
Note 15.d Securitization, page F-51

1.
Your response states “As of December 31, 2013 and 2012, the balance of Teva's securitized assets sold amounted to $xxx million and $535 million, respectively.”  Confirm to us in revised disclosure that the proceeds from new transfers during 2011 and 2012 were $558 million and $535 million, respectively, as cash flows from proceeds for each income statement presented is the disclosure required by ASC 860-20-50-3D-1.

To better clarify our disclosure, in lieu of above-cited sentence proposed in our previous response letter, Teva would include the following table at the end of the enhanced disclosure regarding its securitization program it proposed in its previous response letter to include in the financial statements in its Form 20-F for the

New York    Washington    Paris    London    Milan    Rome    Frankfurt    Brussels
in alliance with Dickson Minto W.S., London and Edinburgh

Mr. Jim B. Rosenberg
Securities and Exchange Commission
May 28, 2013

fiscal year ending December 31, 2013:
	As of and for the year ended December 31,
	2013	2012
	(U.S. $ in millions)
Sold receivables at the beginning of the year	$ 535	$ 435
Proceeds from sale of receivables	XXX	3,491
Cash collections (remitted to the owner of the receivables)	(XXX)	(3,393)
Effect of currency exchange rate changes	XXX	2
Sold receivables at the end of the year	$ XXX	$ 535

In response to the Staff’s question, we note that, as of December 31, 2012 and 2011, the net balance outstanding on Teva's securitized assets sold amounted to $535 million and $435 million, respectively.  The disclosure in note 15d to the financial statements included in Teva’s 2011 Form 20-F was in respect of the gross balance outstanding of $558 million, which, after deduction of amounts withheld from the proceeds received on the sold receivables, amounted to $435 million net.  In its 2012 Form 20-F, Teva disclosed the net balance outstanding, which it believed provided better disclosure regarding the proceeds it had received on the sold receivables.

Should any member of the Staff have any questions or comments concerning this letter, please do not hesitate to call me at (212) 728-8592.

Very truly yours,

/s/ Jeffrey S. Hochman

Jeffrey S. Hochman

cc:	Lisa Vanjoske (SEC)
Dana Hartz (SEC)
Eyal Desheh (Teva)
Richard S. Egosi (Teva)